Exhibit 99.1

Kenon’s Subsidiary OPC Announces Intention to Offer Shares

Singapore, October 11, 2020. Kenon Holdings Ltd.’s (NYSE:KEN, TASE:KEN) (“Kenon”) subsidiary OPC Energy Ltd. (“OPC”) announced today that it intends to launch a public offering of new shares, the proceeds of which are intended to be used to fund a portion of the purchase price for the acquisition of Competitive Power Ventures group (“CPV”) which is engaged in the development, construction and management of renewable energy and conventional energy (natural gas-fired) power plants in the United States. OPC announced on October 11, 2020 an agreement to acquire CPV, subject to certain conditions.

OPC intends to offer between 16,667,000 to 24,167,000 new shares, at a price per share to be determined pursuant to a public tender process in Israel, subject to a minimum price per share of NIS 30.0.

Kenon has indicated to OPC that subject to the public offering being priced no later than Wednesday, October 14, 2020, it intends to participate in this public offering, and will submit an order for $70 million (in NIS) at a price per share of NIS 34.0, and an order for $30 million (in NIS) at a price per share of NIS 32.0. Kenon reserves the right to submit orders at higher prices per share.

The OPC securities referenced in this press release have not been registered under the Securities Act of 1933, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements under that act

Caution Concerning Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements relating to the offering of OPC shares, including the terms and conditions of the offering, timing and conditions of completion, use of proceeds, Kenon's intention to participate in the offering and the offer it indents to make and other non-historical matters. These statements are based on current expectations or beliefs and are subject to uncertainty and changes in circumstances. These forward-looking statements are subject to a number of risks and uncertainties, which could cause the actual results to differ materially from those indicated in such forward-looking statements. Such risks include the risk that the public offering is not completed on contemplated terms or at all, the risk that acquisition is not completed, risks relating to Kenon’s participation in the offering and other risks and factors and those risks set forth under the heading “Risk Factors” in Kenon’s Annual Report on Form 20-F filed with the SEC and other filings. Except as required by law, Kenon undertakes no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.